AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES NEW CHIEF FINANCIAL OFFICER

EDMONTON, ALBERTA - April 24, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced the appointment of Scott M. Langille as Chief Financial Officer effective May 2, 2006.

“Scott’s extensive experience in corporate finance will be an asset to the strategic direction of our organization. We believe his leadership and complementary skill set will benefit the entire management team at ViRexx as we continue the development and commercialization of our broad product pipeline,” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp.

Mr. Langille joins ViRexx with an extensive list of professional accomplishments. As Senior V.P. & Chief Financial Officer with Henry Schein Ash Arcona, he was responsible for all facets of financial management and company stewardship in financial and product accounting, business planning and logistics. Previously, Mr. Langille held the position of Chief Financial Officer at 401 Capital Partners Inc., where he led the company in activities related to a Pre-Initial Public Offering (IPO). Leading up to his position at ViRexx, Mr. Langille also held progressive management positions in the areas of in-licensing and out-licensing, capital financing, acquisitions and strategic planning with leading pharmaceutical companies including privately held Verum Pharmaceuticals Inc., Biovail Corporation, Altimed Pharmaceutical Company, and Syntex Inc.

“The innovative science and commercial potential of ViRexx’s product pipeline attracted me to the Company. I appreciate management’s confidence in my ability to contribute to the success of Company and look forward to assisting ViRexx in its corporate mission of the development and commercialization of innovative new therapies for cancer and infectious disease,” said Scott Langille.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916